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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of             July            , 2002

MAGNA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario L4G 7K1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F XX

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No XX

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)
By:	/s/ J. BRIAN COLBURN J. Brian Colburn Executive Vice-President, Special Projects and Secretary

Date: July 19, 2002

Magna International Inc. ("Magna") is filing this Report on Form 6-K concurrent with a registration statement on Form F-4 relating to its previously announced acquisition of Donnelly Corporation. Attached as Exhibit 1 are disclosures relating to United States generally accepted accounting principles in respect of Magna's three-month fiscal periods ended March 31, 2002 and 2001.

EXHIBITS

Exhibit 1	Unaudited interim consolidated financial statements United States GAAP disclosures for the fiscal quarters ended March 31, 2002 and March 31, 2001.

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EXHIBITS